UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Blount International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

095180105

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

February 13, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095180105 13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,441,431

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,441,431

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,441,431

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 095180105 13D

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,291,834

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,291,834

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,291,834

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.6%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105 13D

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,149,597

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,149,597

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,149,597

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 095180105 13D

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,441,431

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,441,431

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,441,431

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.0%

14	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of Common Stock (the “Shares”) of Blount International, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 4909 SE International Way, Portland, Oregon  97222.

Item 2.  Identity and Background.

This statement is being filed by and on behalf of the following persons: P2 Capital Partners, LLC (the “Manager”), a Delaware limited liability company, P2 Capital Master Fund I, L.P. (“Master Fund I”), a Cayman Islands exempted limited partnership, P2 Capital Master Fund VI, L.P. (“Master Fund VI”), a Delaware limited partnership (together with Master Fund I, the “Funds”), and Claus Moller, a citizen of Denmark (all preceding persons are the “Reporting Persons”).

The address of the principal office of each of the above Reporting Persons is 590 Madison Avenue, 25th Floor, New York, NY 10022.

The Funds are principally involved in the business of investing in securities.  The Manager is principally involved in the business of providing investment advisory and investment management services to the Funds and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the Funds.  Mr. Moller is the managing member of the Manager.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of Shares reported on herein was the general working capital of the respective purchasers, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

As of February 21, 2013, Master Fund I had invested $19,468,848 (excluding brokerage commissions) in the Shares of the Issuer and Master Fund VI had invested $32,218,960 (excluding brokerage commissions) in the Shares of the Issuer.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired their beneficial ownership of the Shares in order to obtain a significant equity position in the Issuer.  Consistent with their investment purpose, the Reporting Persons have had or may in the future have discussions with management, members of the board of directors and other shareholders and may make suggestions and give advice to the Issuer regarding measures and changes that would maximize shareholder value.  Such discussions and advice may concern the Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that the Reporting Persons deem relevant to their investment in the Issuer.

The Reporting Persons may at any time acquire additional Shares of the Issuer or dispose of any or all of their Shares in the open market or otherwise or engage in any hedging or similar transactions with respect to the Shares, depending upon their ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities and/or other investment considerations.

Except as otherwise set forth above in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on February 21, 2013, Master Fund I beneficially owned an aggregate of 1,291,834 Shares, representing approximately 2.6% of the outstanding Shares and Master Fund VI beneficially owned an aggregate of 2,149,597 Shares, representing approximately 4.4% of the outstanding Shares.  As of the close of business on February 21, 2013, each of the Manager and Mr. Moller may be deemed to beneficially own 3,441,431 Shares of Common Stock, in the aggregate, which represented approximately 7.0% of the outstanding Shares.  All percentages set forth in this paragraph are based on 49,083,929 Shares of Common Stock outstanding (as of October 29, 2012), which number of Shares of Common Stock is based upon the Issuer’s Report on Form 10-Q filed on November 7, 2012 for the quarter ended September 30, 2012.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially and directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes.  Master Fund I and Master Fund VI each disclaim beneficial ownership of the Shares held directly by the other.

(c) Except as set forth above or in Schedule I, no Reporting Person has effected any transaction in Shares during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement dated February 22, 2013 among P2 Capital Master Fund I, L.P., P2 Capital Master Fund VI, L.P., P2 Capital Partners, LLC and Claus Moller.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2013

P2 CAPITAL MASTER FUND I, L.P.			P2 CAPITAL MASTER FUND VI, L.P.

By:		P2 Capital Partners, LLC,	By:		P2 Capital Partners, LLC,
		as Investment Manager			as Investment Manager

	By:	s/Claus Moller		By:	s/Claus Moller
		Name: Claus Moller			Name: Claus Moller
		Title: Managing Member			Title: Managing Member

P2 CAPITAL PARTNERS, LLC			CLAUS MOLLER

	By:	s/Claus Moller			s/Claus Moller
Name: Claus Moller
Title: Managing Member

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement, dated February 22, 2013, among P2 Capital Master Fund I, L.P., P2 Capital Master Fund VI, L.P., P2 Capital Partners, LLC and Claus Moller

EXHIBIT (99.1)

JOINT FILING AGREEMENT

In accordance with Rule 13D-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Blount International, Inc. and further agree to the filing of this agreement as an Exhibit thereto.  In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.

Date: February 22, 2013

P2 CAPITAL MASTER FUND I, L.P.			P2 CAPITAL MASTER FUND VI, L.P.

By:		P2 Capital Partners, LLC,	By:		P2 Capital Partners, LLC,
		as Investment Manager			as Investment Manager

	By:	s/Claus Moller		By:	s/Claus Moller
		Name: Claus Moller			Name: Claus Moller
		Title: Managing Member			Title: Managing Member

P2 CAPITAL PARTNERS, LLC			CLAUS MOLLER

	By:	s/Claus Moller			s/Claus Moller
Name: Claus Moller
Title: Managing Member

Schedule I

TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to Shares of the Issuer’s Common Stock effected during the past sixty (60) days by any of the Reporting Persons.  The transactions occurred on the open market and the reported price per share excludes brokerage commissions.

Shares Purchased/(Sold) by Manager on behalf of Master Fund I

Number of Shares Purchased/Sold	Price Per Share	Date
93,940	$15.3900	12/31/12
29,807	$17.2800	2/4/13
318,731	$14.3818	2/13/13
37,539	$14.3000	2/13/13
37,538	$14.0998	2/15/13
26,610	$13.6785	2/21/13

Shares Purchased/(Sold) by Manager on behalf of Master Fund VI

Number of Shares Purchased/Sold	Price Per Share	Date
(93,940)	$15.3900	12/31/12
(29,807)	$17.2800	2/4/13
531,269	$14.3818	2/13/13
62,461	$14.3000	2/13/13
62,462	$14.0998	2/15/13
44,390	$13.6785	2/21/13